Filed by Zymergen Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Zymergen Inc.

Commission File No.: 001-40354

Date: July 25, 2022

ALL-EMPLOYEE EMAIL

To: All Zymergen Employees

Cc: All Zymergen Executives

From: Jay Flatley

Subject: All Hands Follow-Up: Gingko Acquisition, Layoffs

Hi all,

As discussed in our All Hands, today we announced that Zymergen has entered into a definitive merger agreement to be acquired by Ginkgo Bioworks. At closing of the transaction, Ginkgo will acquire  Zymergen in its entirety.

Until closing, we will operate in the normal course and continue to focus on our business and strategic plan. During this period of time, there will be a team with representatives from Zymergen and Ginkgo that will work on integration planning, but integration will not formally begin until after closing.

As you heard, as part of our continued efforts to focus the business and reduce costs, there will be a reduction in force. We will notify affected employees in two or more waves. The first will take place tomorrow, July 26 Pacific Time. Additional details about the layoff will be sent in a separate email.

As part of the upcoming layoff, three members of our executive team will be leaving the company in the coming weeks to months. I would like to thank Aindrea Campbell, Judy Gilbert, and Mina Kim for their contributions to Zymergen over the years and for their support of a smooth transition to this next phase.

The transaction brings together two highly complementary organizations that share the vision that biology can transform a wide range of industries including manufacturing, agriculture, and medicine. The combination of Zymergen and Ginkgo creates a number of exciting opportunities, including integrating both companies’ technologies to better serve customers, promoting Zymergen's public benefit purpose, and achieving our shared vision of sustainability and a world built on biology. We believe the transaction creates significant value for all our stakeholders and the future of the synthetic biology industry. The market remains hungry for a new generation of technology that will transform the way materials are manufactured. We are confident that, as a part of Ginkgo, Zymergen will be a significant contributor to that future.

The closing of this deal is subject to approval of Zymergen stockholders and regulatory approval and is expected to occur by Q1 of 2023.

We will share additional details with you as soon as appropriate. As you have questions, please direct them to your manager or department leadership, your HRBP, post to #all-hands-ama or ask in the anonymous form.

Thank you for your continued commitment to building a more sustainable future, and for your significant fortitude as we continue to navigate change.

Jay

Additional Information and Where to Find It

In connection with the proposed transaction between Zymergen Inc. (“Zymergen”) and Ginkgo Bioworks Holdings, Inc. (“Ginkgo”), Ginkgo intends to file with the U.S. Securities and Exchange Commission  (the “SEC”) a registration statement on Form S-4 that will include a proxy statement of Zymergen and that also constitutes a prospectus of Ginkgo.  Each of Zymergen and Ginkgo may also file other relevant documents with the SEC regarding the proposed transaction.  This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Zymergen or Ginkgo may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Zymergen.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Zymergen, Ginkgo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Zymergen will be available free of charge on Zymergen’s website at https://investors.zymergen.com or by contacting Zymergen’s Investor Relations department by email at investors@zymergen.com.  Copies of the documents filed with the SEC by Ginkgo will be available free of charge on Ginkgo’s website at https://investors.ginkgobioworks.com or by contacting Ginkgo’s Investor Relations department by email at investors@ginkgobioworks.com.

Participants in the Solicitation

Zymergen, Ginkgo, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Zymergen’s stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Zymergen’s stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about the directors and executive officers of Zymergen, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Zymergen’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 20, 2022, and Zymergen’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 30, 2022.  Information about the directors and executive officers of Ginkgo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Ginkgo’s proxy statement for its 2022 annual meeting of shareholders, which was filed with the SEC on April 26, 2022, and Ginkgo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 29, 2022.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Zymergen or Ginkgo using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Zymergen’s and Ginkgo’s control.  Statements in this communication regarding Zymergen, Ginkgo and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Zymergen’s and Ginkgo’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, and the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Zymergen’s and Ginkgo’s control.  These factors include, among other things, general economic and business conditions; changes in global, political, economic, business, competitive, market and regulatory forces; judicial decisions; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; litigation and the ability of the combined company to protect its intellectual property rights; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Zymergen’s and Ginkgo’s control.  Additional information concerning these risks, uncertainties and assumptions can be found in Zymergen’s and Ginkgo’s respective filings with the SEC, including the risk factors discussed in Zymergen’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in Ginkgo’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and in each company’s future filings with the SEC.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that:  a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Ginkgo is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Ginkgo is unable to promptly and effectively integrate Zymergen’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; legal proceedings are instituted against Zymergen, Ginkgo or the combined company; Zymergen, Ginkgo or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Zymergen or Ginkgo or on Zymergen’s or Ginkgo’s operating results.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Zymergen or Ginkgo.  Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Zymergen or Ginkgo, Ginkgo’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.  You are cautioned not to rely on Zymergen’s and Ginkgo’s forward-looking statements.  These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements.  Neither Zymergen nor Ginkgo assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.